Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

February 25, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed January 6, 2009
File No. 333-154311

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated January 30, 2009 (the “Comment Letter”), enclosed please find Amendment No. 3 to the Company’s Registration Statement on Form S-1 initially filed on February 25, 2009 (“Amendment No. 3”).  Amendment No. 3 to the Company’s Registration Statement on Form S-1 is marked to show changes from Amendment No. 2 to the Company’s Registration Statement filed on January 6, 2009.

On behalf of the Company, we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

Risk Factors

“We may be subject to claims for rescission or damages from our stockholders…” page 7

1.
We note your response to comment 1 of our letter dated December 16, 2008 and the related risk factor disclosure on page 7.  Expand the risk factor disclosure to state specifically that the continued existence of the corporation is inconsistent with the disclosure in your initial public offering prospectus and in your merger proxy. Please include a cross-reference to the business section where your continued corporate existence is discussed.

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

2.
You have not included in the notes to your financial statements and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations any discussion of contingent liabilities associated with the potential claims from your stockholders for rescission or damages.  Please advise.

U.S. Securities and Exchange Commission
February 25, 2009

The Company acknowledges the Staff’s comment and supplementally advises the Staff that disclosure of a loss contingency is required “when there is at least a reasonable possibility that a loss…may be incurred.”1  Disclosure is not required for an unasserted claim “when there has been no manifestation by a potential claimant of an awareness of a possible claim unless it is…probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.”2  Based upon these tests, no disclosure is necessary.

There has been no manifestation of a claim against the Company.  Moreover, it is improbable that a claim will be asserted against the Company.  There is also no reasonable possibility that if a claim is asserted, there will be an unfavorable outcome.

Claims are not probable of assertion because the Company is hard-pressed to determine any reasonable basis upon which to claim damages.  The Company initially issued two classes of stock, common stock and Class B common stock, both of which were registered under Section 12 of the Securities Exchange Act of 1934.  The holders of common stock, in exchange for a higher level of warrant coverage, assumed the risk if a business combination did not occur, their shares of common stock would become worthless but for any proceeds distributable upon liquidation.  The holders of Class B common stock invested on the basis that if a business combination was not approved, they would receive the return of their investment plus interest, which was held in trust.

A business combination was not approved and all the proceeds held in trust were distributed to the holders of the Class B common stock.  Therefore, the holders of Class B common stock received exactly what they were to obtain.  The holders of Class B common stock incurred no damages.

When the business combination was not approved, no proceeds remained in the Company that would have been available for distribution to the holders of common stock.  This meant in any liquidation of the Company, the value of the common stock would be zero.  The Company’s acquisition of SouthPeak Interactive, L.L.C. enabled the holders of common stock to retain value for their shares.  As of February 24, 2009, the shares had a closing price of $0.88 per share.

Therefore, as to claims founded upon the Company’s prior disclosures, the survival of the Company had no impact on the holders of the Class B common stock and a positive impact on the holders of common stock.  In addition, the Company’s survival resulted in the continued existence of the Company’s warrants benefitting all warrant holders, many of whom held common and Class B shares.  These factors support the lack of probability of the assertion of any claims.

1 Codification of Accounting Standards and Procedures, Statement of Financial Accounting Standards No. 5, Section 10 (Fin. Accounting Standards Bd. 1975).
2 Id.

U.S. Securities and Exchange Commission
February 25, 2009

The Company also notes that timely disclosure was made following the vote of the stockholders on the anticipated transaction with SouthPeak Interactive, L.L.C.   The shares of common stock, which traded at $.40 per share on April 25, 2008, have traded above that amount since the transaction was announced.  Again, the transaction resulted in value being created for a class of securities that would have been rendered worthless if the transaction was not consummated.

The directors of a corporation owe a fiduciary duty to the stockholders.  It is difficult to contemplate, notwithstanding the disclosures made as to dissolution upon a failed business combination, how allowing the Company to dissolve and render the common stock worthless would be a proper exercise of the directors’ fiduciary duty when another alternative existed to preserve and enhance stockholder value.  This concept also supports why a claim is unlikely and why there is not a reasonable possibility of an unfavorable outcome.

For the above reasons, no disclosure was deemed necessary in the notes to the Company’s financial statements or in Management's Discussion and Analysis of Financial Condition and Results of Operations.

“We may be subject to discipline pursuant to Section 14 of the Securities Exchange Act of 1934…”

3.
Please tell us how you were able to state, in your recent periodic reports, that your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Act of 1934, were effective, given the fact that you admittedly failed to file a required information statement.

The Company acknowledges the Staff’s comment and advises the Staff that its disclosure controls and procedures were effective for the periods in which it filed periodic reports under the Securities Exchange Act of 1934.

As stated in the Company’s letter to the Staff dated November 25, 2008, the Company did not file a definitive information statement prior to the amendment of its charter in an effort to preserve the value of the acquisition of SouthPeak Interactive, L.L.C. for its stockholders.  The Company determined that the risks to the Company’s stockholders resulting from any delay in the acquisition of SouthPeak Interactive, L.L.C. and its related financing were so acute, that in the interests of its stockholders the Company determined to proceed with the acquisition and the financing without filing a definitive information statement.

In making the determination not to file a definitive information statement, the Company’s disclosure controls and procedures effectively ensured that information required to be disclosed was accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, in order to allow for timely decisions regarding required disclosure.  The fact that the Company decided not to file a definitive information statement was not the result of ineffective disclosure controls and procedures but rather a decision made by the Company in the best interests of its stockholders.

U.S. Securities and Exchange Commission
February 25, 2009

Furthermore, that as a result of the Company initially being a blank check company, the acquisition of SouthPeak Interactive, L.L.C. necessitated the filing of Form 10 information in a current report following the closing. Accordingly, all of the disclosure that would have been required to be disclosed in a definitive information statement prior to the amendment of the Company’s charter was subsequently disclosed in the Form 10 information contained in the Current Report on Form 8-K filed with the Commission on May 15, 2008.

Business, page 39

4.
The disclosure in your initial public offering prospectus, which was authorized by your board of directors, stated “If we are unable to consummate a business combination with a target business within the prescribed time period, we will be forced to liquidate.” Similar disclosure appears throughout the proxy statement/prospectus which you distributed to your stockholders in connection with the proposed merger with SouthPeak. Modify your disclosure in this section to explain that, subsequent to your presentation of the merger proposal to your stockholders, your board of directors reinterpreted Article Fifth (C) of your charter to mean that the requirement to liquidate was automatically eliminated following April 25, 2008. You should address the fact that this interpretation would appear to require the nearly instantaneous liquidation of your company in order for the provision to have any meaning, and disclose to investors your conclusion as to whether liquidation under this time frame would have been a legal possibility under Delaware law.  You should also revise your disclosure to prominently address any potential adverse consequences of this course of action.

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

5.
Given your board's interpretation of Article Fifth (C) of your charter as permitting the continued existence of your company following the failure to consummate a business combination prior to the termination date, confirm that counsel will be able to submit an unqualified legality opinion, and advise us as to the form that such opinion will take.

The Company’s acknowledges the Staff’s comment and advises the Staff that the Company’s counsel, Greenberg Traurig, LLP, will submit a legal opinion regarding Article Fifth (C) prior to the effectiveness of its registration statement (No. 333-154311) in the form attached hereto as Annex A.

6.
Disclose what consideration the board of directors gave to the fact that the Class B common stockholders appear to have participated, without their knowledge, in the creation of an acquisition vehicle for use by the common stockholders. If the board of directors did not consider the interests of the Class B common stockholders in this regard, state this clearly, and explain why the board of directors did not do so.

U.S. Securities and Exchange Commission
February 25, 2009

As a result of the fact that the Company did not complete a business combination by April 25, 2008, each share of the Company’s Class B common stock was automatically cancelled and converted into the right to receive a pro rata portion of the Company’s trust account.  At this time, the former holders of the Company’s Class B common stock were no longer stockholders of the Company but rather creditors entitled to receive a pro rata portion of the trust account.

When the Company’s board of directors considered the acquisition of SouthPeak Interactive, L.L.C. on May 12, 2008, it focused on maximizing stockholder value for the holders of its common stock.  The board of directors did not consider the former holders of its Class B common stockholders in this analysis as their securities ceased to exist on April 25, 2008 and the Company had fulfilled its obligation to the former holders through the liquidation of the trust account.

It was not possible for the Class B stockholders to have participated in the formation of an acquisition vehicle, knowingly or otherwise, as the acquisition of SouthPeak Interactive, L.L.C. through the issuance of common stock was not presented, negotiated, finalized or approved until after the termination of the Class B common stock.  Moreover, the Class B stockholders possessed the right to participate in the acquisition of SouthPeak Interactive, L.L.C. through approval of the business combination and overwhelmingly requested the acquisition.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

7.
You state that your Chief Executive Officer and your Chief Financial Officer concluded that your disclosure controls and procedures were “effective to ensure that the information required to be disclosed by [you] in this quarterly report on Form 10-Q was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and Form 10-Q.” This definition is more limited than the definition provided for in Rule 13a-15(e) under the Securities Exchange Act of 1934. See Item 307 of Regulation S-K. Your effectiveness conclusions should also address whether your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please provide us with a representation as to whether your disclosure controls and procedures were effective in this regard during the relevant period and confirm that in future filings, where you include a definition of disclosure controls and procedures, you will provide the full definition.

U.S. Securities and Exchange Commission
February 25, 2009

The Company represents to the Staff that for the fiscal quarter ended September 30, 2008, its disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information required to be disclosed is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

The Company further represents that in future filings, where the Company includes a definition of disclosure controls and procedures, it will provide the full definition.

8.
We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please provide us with a representation stating, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In addition, please confirm that you will clarify your disclosure in this regard in future filings. Please refer to Section II.F.4 of SEC Release No 34-47986.

The Company represents that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  The Company further represents that in future filings, the Company will clarify its disclosure regarding its disclosure controls and procedures in this manner.

*  *  *  *  *

Please do not hesitate to call me at (703) 749-1352 or Chris Davis at (703) 749-1305 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Mark J. Wishner
Mark J. Wishner

Enclosures

Copies to:	Terry Phillips
Melanie Mroz

ANNEX A

February ●, 2009

SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, Virginia 23113

Ladies and Gentlemen:

We are counsel to SouthPeak Interactive Corporation (the “Company”).  Our opinion has been requested with regard to the Company’s interpretation of Article Fifth (C) of its amended and restated certificate of incorporation dated April 17, 2006 and in effect on April 25, 2008 (the “Charter”) ..  This opinion is being rendered pursuant to a request from the Securities and Exchange Commission made in connection with the Company’s filing of a Registration Statement on Form S-1, as amended (Registration No. 333-154311) (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Act”).

In connection with the preparation of this opinion letter, we have examined, considered and relied upon the Charter and such other documents and matters of law as we have considered necessary or appropriate for the expression of the opinion contained herein.

In rendering the opinion set forth below, we have assumed without investigation the genuineness of all signatures and the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as copies, and the veracity of the documents. As to questions of fact material to the opinions hereinafter expressed, we have relied upon the representations and warranties of the Company made in the documents.

Based upon the foregoing examination, and subject to the qualifications set forth below, we are of the opinion that as a result of the Company not completing a Business Combination (as defined in the Charter) on or prior to the Termination Date (as defined in the Charter), provisions (A) through (E) of Article Fifth of the Charter terminated as of the end of the Termination Date.

The opinion expressed above is limited to the General Corporation Law of the State of Delaware which includes the statutory provisions thereof as well as all applicable provisions of the Constitution of the State of Delaware and reported judicial decisions interpreting these laws. Our opinion is rendered only with respect to laws, and the rules, regulations and orders thereunder, which are currently in effect.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus comprising a part of the Registration Statement.  In giving this consent, we do not thereby admit that we are included within the category of persons whose consent is required by Section 7 of the Act and the rules and regulations promulgated thereunder.

Very truly yours,